W. Thomas Conner Admitted to practice in Washington, D.C., Virginia and Massachusetts Direct Phone: +1 804 344 3441 Email: tconner@reedsmith.com	Reed Smith LLP 1301 K Street, N.W. Suite 1000 - East Tower Washington, D.C. 20005-3373 Tel +1 202 414 9200 Fax +1 202 414 9299 reedsmith.com

April 21, 2017

Via EDGAR

Coy Garrison
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Teucrium Commodity Trust / Teucrium Corn Fund
Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form S-1
File No. 333-210010

 Dear Mr. Garrison:

On behalf of the registrant, Teucrium Commodity Trust (the “Registrant”), and its series, the Teucrium Corn Fund (the “Fund”), we are responding to the oral comment of the staff of the Securities and Exchange Commission (the “Commission”) we received on April 20, 2016, in regards to Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form S-1 (File No. 333-210010), which was filed by the Registrant on April 11, 2017 in connection with its offering of shares of the Fund.

For convenience, the comment of the staff is restated below, with our response immediately following.

Comment:

Please explain to the staff the basis on which the Registrant is eligible to file a post-effective amendment on Form S-3 with respect to an offering of Fund shares. According to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, the Fund has 3.6 million shares outstanding. It appears that the highest closing price quoted for a share of the Fund was $20.04, which results in an aggregate market value of less than $75 million.

Response:

On each day during the one-week period from February 14, 2017 through February 26, 2017, which falls within the 60 days preceding the filing date of the Registrant’s Form 10-K for the fiscal year ended December 31, 2016, the Fund had an aggregate market value of more than $75 million. The Sponsor of the Registrant has informed us that on each day during this one-week period, the Fund had 4,275,004 shares outstanding, and the closing price of a share of the Fund ranged from a low of $19.35 to a high of $20.04, yielding an aggregate market value for the Fund of between $82,721,327.40 and $85,671,080.16 during this period.

We hope you will find this response satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208 or Peggy Heminger at 412.288.7204.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

WC:gp

cc:	Barbara Riker Peggy Heminger